                                                               Reg. No. 33-79750

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-2

                         POST-EFFECTIVE AMENDMENT NO. 5
                                       TO
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                      MML BAY STATE LIFE INSURANCE COMPANY
                      ------------------------------------
             (Exact name of registrant as specified in its charter)


                                   CONNECTICUT
                                   -----------
         (State or other jurisdiction of incorporation or organization)


                                   43-0581430
                                   ----------
                      (I.R.S. Employer Identification No.)

                                1295 State Street
                        Springfield, Massachusetts 01111

                                 (413) 744-8411
                                 --------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                  Ann F. Lomeli
                                    Secretary
                      MML Bay State Life Insurance Company
                                1295 State Street
                              Springfield, MA 01111
                                 (413) 744-5373
                                 --------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)


 Approximate date of commencement of proposed sale to the public: May 1, 1999



If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check
the following box.   [X]

                      MML BAY STATE LIFE INSURANCE COMPANY
                        Cross Reference Sheet Pursuant to
                           Regulation S-K, Item 501(b)

             Form S-2 Item Number and Caption Heading in Prospectus

1.  Forepart of the Registration
    Statement and Outside
    Front Cover Page of Prospectus ...............  Outside Front Cover Page

2.  Inside Front and Outside
    Back Pages of Prospectus .....................  Inside Front Cover

3.  Summary Information,
    Risk Factors and
    Ratio of Earnings to
    Fixed Charges ................................  Financial Statements

4.  Use of Proceeds ..............................  Investments

5.  Determination of
    Offering Price ...............................  Not Applicable

6.  Dilution .....................................  Not Applicable

7.  Selling Security Holders .....................  Not Applicable

8.  Plan of Distribution .........................  Distribution of Contracts

9.  Description of Securities
    to be Registered .............................  Product Description

10. Interests and Named
    Experts and Counsel ..........................  Not Applicable

11. Information with Respect
    to the Registrant ............................  MML Bay State & MassMutual -
                                                    Description of the Business;
                                                    Management's Discussion and
                                                    Analysis; Financial
                                                    Statements

12. Incorporation of Certain Information
    by Reference .................................  Not Applicable

13. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities ..................................  Not Applicable

                      MML Bay State Life Insurance Company
                   Fixed Account with Market Value Adjustment

This prospectus describes the fixed account with market value adjustment offered by MML Bay State Life Insurance Company. The fixed account is available as an investment option for owners of the LifeTrust variable annuity contract ("the contract"). You, the contract owner, may allocate purchase payments or transfer contract values, in accordance with the contract's transfer rules, to the fixed account. Since the fixed account is available only through the contract, you should carefully review the discussion of the contract contained in the attached prospectus for the contract. We limit the focus of this prospectus to the fixed account's operations and features.

We guarantee specific rates of interest for amounts you allocate to the fixed account for specific periods of time. The interest rate we guarantee for a particular period is an annual effective yield. The guaranteed rates will fluctuate, but we guarantee they will never go below 3%. Our general account assets, including amounts allocated to the fixed account, are available to meet the guarantees associated with the fixed account. These assets are chargeable with liabilities arising from other business of the company. You may make purchase payments and transfers of contract value among the fixed account and the funds in the contract.

We will apply a market value adjustment to amounts removed from the fixed account:

 .  If you take a full or partial withdrawal;
 .  If you transfer contract value from the fixed account;
 .  If we pay a death benefit upon the death of the contract owner who is not the annuitant; or
 .  If we begin making annuity payments.

We will not apply a market value adjustment if the amounts are removed from the fixed account during the 30-day period before the end of the guarantee period. The market value adjustment may be positive or negative. Therefore you may experience a negative investment return.

Please read this prospectus before investing in the fixed account. You should keep it for future reference. It contains important information.

This prospectus must be accompanied by the LifeTrust variable annuity contract prospectus and the prospectus for the funds underlying the LifeTrust variable annuity contract.


--------------------------------------------------------------------------------
The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.
--------------------------------------------------------------------------------


                                   May 1, 1999

Table of Contents


Index of Special Terms                                                       2

Product Description                                                          3
The Fixed Account and the Market Value Adjustment Feature                    3
Market Value Adjustment                                                      3
Accumulation Phase of a Contract                                             5
The Guaranteed Rate                                                          5
Contingent Deferred Sales Charge                                             5

Investments                                                                  6

Distribution of Contracts                                                    6

Accounting Practices                                                         7

Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                   8
General                                                                      8
Results of Operations                                                        8
Statement of Financial Position                                             11
Liquidity and Capital Resources                                             11
Year 2000 issue                                                             12
Inflation                                                                   16
Investments                                                                 16
Quantitative and Qualitative Information about Market Risk                  18

Description of the Business                                                 18

Experts and Additional Available Information                                21

Selected Historical Financial Data                                          21
Audited Statutory Financial Statements                                    FF-1



Index of Special Terms


We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term.

                                                                            Page

Expiration Date                                                              5
Fixed Account                                                                3
Guarantee Period                                                             3
Guaranteed Rate                                                              3
Market Value Adjustment                                                      3
Segment                                                                      5
Withdrawal                                                                   3

Product Description


The investment option described in this prospectus is a fixed account with market value adjustment ("MVA") available in conjunction with the LifeTrust variable annuity contract ("contract"). The contract provides for the accumulation of values prior to maturity and for the distribution of annuity payments after the maturity date. Additionally, a death benefit is also available under the contract.

The earnings on purchase payments or contract value you allocate to the fixed account will have an impact on your contract's value, its maturity value, its cash redemption value and the death benefit. We believe that we have adequate resources to meet our obligations with regard to the fixed account and the contract.

We have described the contract in greater detail in the attached prospectus for the contract. You should review that prospectus in conjunction with this prospectus before deciding whether to invest in the contract or allocate money to the fixed account. The fixed account is not available in all states.

The Fixed Account and the Market Value Adjustment Feature

The fixed account is available during the accumulation phase of the contract. The fixed account offers different guarantee periods, which provide the option of earning interest at various guaranteed rates on all or a portion of your contract value in the fixed account. Please note that amounts credited to a guarantee period at different times may have different guaranteed rates, current rates, and expiration dates since we change the current and guaranteed rates periodically.

You may allocate purchase payments or transfer all or a portion of your contract value to the fixed account. Amounts credited to the fixed account earn interest at the guaranteed rate applicable for the guarantee period you select on the date the amounts are credited. The applicable guaranteed rate does not change during the guarantee period. The guaranteed rate may never be less than 3%. Allocations to a guarantee period (or fixed account segment) must be for at least $1,000. The value of your contract in the fixed account is not guaranteed against the claims of our creditors.

We may make guarantee periods available in periods of one to ten years. To the extent permitted by law, we reserve the right at any time to offer guarantee periods that differ from those available when we issued your contract. We also reserve the right, at any time, to stop accepting purchase payments, transfers, or renewals for a particular guarantee period. Since the specific guarantee periods available may change periodically, please contact our Annuity Service Center to determine the guarantee periods we are currently offering.

Market Value Adjustment

Any withdrawal of your contract value from the fixed account will be subject to a market value adjustment ("MVA") unless the effective date of the withdrawal is within 30 days before the end of a guarantee period. If the allocated amount remains in the fixed account until the applicable expiration date, its value will be equal to:

 . the amount originally allocated,
 . multiplied on an annually compounded basis, by its guaranteed rate.

For this purpose, we also treat transfers, death benefits based on a contract owner's death (where the contract owner and the annuitant are different), and annuity payments as withdrawals.

We will not apply an MVA upon the payment of a death benefit following the death of the annuitant. We will apply the MVA to the amount being withdrawn, after the deduction of any applicable administrative charge and before the deduction of any applicable contingent deferred sales charge. The MVA can be positive or negative. Therefore, the amount being withdrawn after our application of the MVA can be greater than or less than the amount withdrawn before our application of the MVA.

The MVA will reflect the relationship between the current rate (as defined later) for the contract value being withdrawn and the guaranteed rate. It also reflects the time remaining in the applicable guarantee period. Generally, if the guaranteed rate is lower than the applicable current rate, then our application of the MVA will result in a lower payment upon withdrawal. Similarly, if the guaranteed rate is higher than the applicable current rate, our application of the MVA will result in a higher payment upon withdrawal.

We determine the market value adjustment which we apply to the amount being withdrawn by using the following formula:

                                             n
                                           -----
                                            365
                                ( 1 + i )
               MVA=  Amount x  [  -----           - 1 ]
                                ( 1 + j )

where,

Amount is the amount being withdrawn from a given fixed account segment less any applicable administrative charges.

i is the guaranteed rate we are crediting to the contract value subject to the MVA; and

j, the "current rate," is the guaranteed rate, available as of the effective date of our application of the MVA, for current allocations to the fixed account segment whose guarantee period equals the number of years remaining, both partial and full, for the amount being withdrawn; and

n, is the number of days remaining in the guarantee period of the amount subject to the MVA.

In determining "j," if we do not currently offer the required fixed account segment, we will base "j" on the rates available for currently offered fixed account segments.

EXAMPLES

The following examples illustrate how the MVA operates on amounts held in a particular segment:

Example 1

$1,000 is applied on May 10, 1994, into a segment with a 5 year guarantee period. The guaranteed rate for amounts applied to this fixed account segment on May 10, 1994, is 6%. If the $1,000 is left in that fixed account segment until May 10, 1999, it will accumulate at a 6% effective annual rate of interest for the full 5 years to $1,338.23.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 1998:

   (1) The guaranteed rate applied on May 10, 1998 to amounts credited to a 1-year segment is 4%; and

   (2) The accumulated amount prior to the application of the MVA as of May 10, 1998 equals:

                                       4
                          $1,000 x 1.06   = $1,262.48

   (3) The number of days remaining = 365 (n = 365);

   (4) The MVA equals $24.28, and is calculated according to the following formula:

                                                   365
                                                   ---
                                                   365
                                          ( 1.06 )
                   $24.28 = $1,262.48 x [   ----       - 1 ]
                                          ( 1.04 )


Therefore, a withdrawal on May 10, 1998, of the amount credited to the 5-year fixed account segment on May 10, 1994, is equal to $1,286.76 ($1,262.48 + $24.28).

Example 2

$1,000 is applied to a 7-year segment on May 10, 1992, with a guaranteed rate of 5%. If the $1,000 is left in that fixed account segment until May 10, 1999, it will accumulate at a 5% effective annual rate of interest to $1,407.10.

If, however, you withdraw the full amount from the fixed account segment as of May 10, 1995:

   (1) The guaranteed rate applied on May 10, 1995 to amounts credited to a 4-year segment is 10%; and

   (2) The accumulated amount prior to the application of MVA as of May 10, 1995 equals:
                    3
       $1,000 x 1.05   =  $1,157.63

   (3) The period of time from May 10, 1995 to the end of the guarantee period is 4 years or 1460 days

       (n = 1460);

   (4) The MVA equals $-196.56, and is calculated according to the following formula:

                                                 1460
                                                 ----
                                                  365
                                        ( 1.05 )
                $-196.56 = $1,157.63 x [  ----       - 1 ]
                                        ( 1.10 )

Therefore, a withdrawal on May 10, 1995 of the amount credited to the 7-year fixed account segment on May 10, 1992, is equal to $961.07 ($1,157.63 - $196.56 = $961.07).

These examples are hypothetical and are not indicative of future or past performance.

Accumulation Phase of a Contract

Variable annuities are designed to permit you to accumulate values over a period of time. Generally, you will use such contract values for long term needs such as retirement planning. Accordingly, amounts you allocate to the fixed account will be subject to several guarantee periods over the life of the contract in many instances.

The end of a guarantee period for a specific amount credited to a fixed account segment is called its expiration date. At least 45 days, but not more than 75 days, before the expiration date for your contract value in the fixed account segment, we will inform you of the guaranteed rates we are offering and the guarantee periods available as of the date of such notice. The guaranteed rates on the date of a renewal may be more or less than the rates we quoted in such notice.

The guarantee period normally "renews". In the absence of instructions from you on the expiration date, we will begin crediting interest for a new guarantee period lasting the same amount of time as the one that just ended. The contract value in the fixed account segment then earns interest at the new guaranteed rate applicable at the time of renewal.

At the expiration date for a guarantee period, you may also choose different guarantee periods from among those we are then offering, or you may transfer all or a portion of your contract value in the fixed account segment to the funds underlying the contract.

If your fixed account segment is no longer available to receive new amounts, or you choose a different fixed account segment that is no longer available, we will try to reach you so that you may make another choice. If you have not made a choice at this point, we will apply your fixed account contract value to the fixed account segment with the next shorter guarantee period available. If that fixed account segment is not available, we will apply your fixed account contract value to the fixed account segment with the next longer period.

The Guaranteed Rate

We will make the final determination about future guarantee rates for future purchase payments, transfers or renewals. Although we cannot predict future guarantee rates, they will never be less than three percent (3%) per year.

Contingent Deferred Sales Charge

We will apply an MVA if you partially or fully withdraw contract value from the fixed account segment unless the effective date of the withdrawal is within 30 days before the end of the guarantee period. When you make a withdrawal, we will reduce your contract value by the amount you withdraw from the fixed account segment prior to any MVA.

Any contract value you withdraw may also be subject to a contingent deferred sales charge under the contract as follows:

Full Years Since      Contingent Deferred
Purchase Payment         Sales Charge
       0                     7%
       1                     6%
       2                     5%
       3                     4%
       4                     3%
       5                     2%
       6                     1%
   7 or more                 0%

We assess a contingent deferred sales charge because we do not assess a sales charge when we receive a purchase payment. We base the amount of the contingent deferred sales charge on the length of time between the date we receive the particular payment and the date it is withdrawn.

Purchase payments you withdraw after 7 full years are not subject to a contingent deferred sales charge. Amounts in the fixed account, however, continue to be subject to a market value adjustment. We will not assess a contingent deferred sales charge against transfers, certain annuity payments, and certain death benefit payments. For more information concerning the application of the contingent deferred sales charge, please consult the contract prospectus.

Investments

We must invest our assets in accordance with the requirements established by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

We will allocate proceeds from the fixed account to a non-unitized segment of our general account, which is set up as a separate account for accounting purposes. Proceeds will be used to fund our obligations under the contract and amounts not required to fund such obligations may accrue to us as profit. Our obligations under the contract are also met through the operation of the funds to which a contract owner has allocated accumulated value. All of our general account assets are available to meet the contract guarantees.

In establishing guaranteed rates, we take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. Our investment strategy with respect to the proceeds attributable to allocations made to the fixed account will generally be to invest in investment-grade debt instruments having durations tending to match the applicable guarantee periods.

Distribution of Contracts

MML Distributors, LLC ("MML Distributors") serves as principal underwriter for the contracts. MML Investors Services, Inc. ("MMLISI") serves as co-underwriter for the contracts. Their purpose as underwriters is to distribute the contracts. MML Distributors and MMLISI are wholly-owned subsidiaries of Massachusetts Mutual Life Insurance Company ("MassMutual"). Both are located at 1414 Main Street, Springfield, Massachusetts 01144-1013.

We will pay commissions to broker-dealers who sell the contracts. We pay commissions based on a percentage of purchase payments or a combination percentage of purchase payments and contract value. Currently, we pay an amount up to 6.25% of purchase payments. We may pay a commission of up to 0.25% of contract values each contract year.

From time-to-time, MML Distributors may enter into special arrangements with certain broker-dealers. These special arrangements may provide for the payment of higher compensation to such broker-dealers for selling the contracts.

Accounting Practices

We have prepared the accompanying statutory financial information, included in this filing, in conformity with the practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Insurance Department of the State of Connecticut ("statutory accounting practices"). We redomesticated from the state of Missouri to the state of Connecticut on June 30, 1997. Our redomestication had no effect on our statutory accounting practices.

The accompanying statutory financial statements are different in some respects from financial statements prepared to conform with generally accepted accounting principles ("GAAP"). The more significant differences are as follows:

(a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas GAAP would require these expenses to be capitalized and recognized over the life of the policies;
(b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest, and withdrawals;
(c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value;
(d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and
(e) payments received for universal life, variable life and variable annuity products are reported as premium income, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

In accordance with the life insurance laws and regulations under which we operate, we are obligated to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on outstanding contracts. We develop policyholders' reserves for life insurance contracts using accepted actuarial methods computed principally on the net level premium method and the Commissioners' Reserve Valuation Method bases using the 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 5.5 percent. We develop reserves for individual annuities based on accepted actuarial methods, principally at interest rates ranging from
5.3 to 6.0 percent.

We maintain an asset valuation reserve ("AVR") and an Interest Maintenance Reserve ("IMR"), in compliance with regulatory requirements. The AVR and other investment reserves stabilize shareholder's equity against declines in the value of bonds. The IMR captures after-tax realized capital gains and losses that result from changes in the overall level of interest rates, for all types of fixed income investments. The IMR amortizes these capital gains and losses into income using the grouped method over the remaining life of the investment sold or over the remaining life of the underlying asset. The IMR is included in other liabilities on the Statutory Statement of Financial Position.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective not later than January 1, 2001. The effect of adopting Codification will be reported as an adjustment to shareholder's equity on the effective date. We are currently reviewing the impact of Codification. However, since the Department of Insurance of the State of Connecticut has not approved Codification, we cannot determine the ultimate impact at this time.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, as of the date of the financial statements. We must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates, and asset valuations, could cause our actual results to differ from the estimates we used in the financial statements.

We reclassified certain prior year amounts to conform with the current year presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

You should read the following discussion in conjunction with the Statutory Financial Statements, Notes to Statutory Financial Statements and Selected Historical Financial Data.

Our direction and operations are guided by a statement of corporate vision. Under that vision we manage our operations to maintain a financially strong and efficient enterprise. Our long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth. We have pursued these objectives by:

 . emphasizing profitability through refined product pricing,

 . sophisticated asset/liability management,

 . rigorous expense control,

 . prudent underwriting standards,

 . the adoption of efforts to improve persistency and retention levels, and

 . continued commitment to the high credit quality of our general account investment portfolio.

Results of Operations

For the Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

The following table sets forth the components of our net (loss):

                                                     Years Ended December 31,

                                                       1998           1997
                                                       ----           ----
                                                         (In Millions)
Revenue:
  Premium income                                      $ 573          $ 606
  Net investment income                                   5              4
  Fees and other income                                  79             62
                                                      -----          -----
    Total revenue                                       657            672
Benefits and expenses:                                -----          -----

  Policyholders' benefits and
   payments                                              53             34
  Addition to policyholders'
   reserves and funds                                   495            544
  Expenses, commissions and
   state taxes                                          103             85
                                                      -----          -----
    Total benefits and expenses                         651            663
                                                      -----          -----
Net gain from operations
   before federal income taxes                            6              9
Federal income taxes                                     12             16
                                                      -----          -----
Net loss from operations                                 (6)            (7)
Net realized capital gain (loss)                         --             --
                                                      -----          -----
Net loss                                              $  (6)         $  (7)
                                                      =====          =====

Net loss decreased $1 million, or 14.3%, to $6 million in 1998 from $7 million in 1997. We continue to generate losses as a result of our continued growth in the number of policies and the amount of life insurance in force on which acquisition costs exceed first year premium. More specifically, we attribute this decrease primarily to a reduction of addition to policyholder reserves and funds and an increase in fees and other income, partially offset by a decrease in premium income, an increase in policyholders' benefits and payments and an increase in expenses, commissions and state taxes.

Premium income decreased $33 million, or 5.4%, to $573 million in 1998 from $606 million in 1997. We attribute this decrease primarily to a 30.7% reduction in premiums from variable annuity products and a 11.2% reduction in premiums from corporate owned life products, partially offset by a 32.0% increase in premiums from variable life insurance products. Variable annuity sales are down due to recent financial market volatility, increased annuity market competition and a shift by MassMutual's sales force to products offered by other MassMutual affiliates. Variable life sales growth is consistent with the prior year. Corporate owned life policy sales represent a small number of very large cases sold to corporate clients. Therefore, corporate owned life policy sales results may vary significantly from year to year.

The following table sets forth premium, sales, and other information for our products:

                                                        Years Ended December 31,
                                                        -----------------------

                                                            1998         1997
                                                            ----         ----
                                                             (In Millions)
Premium Income:
 Variable Life                                           $   198     $   150
 Variable Annuities                                          106         153
 Corporate Owned Life                                        269         303
                                                         -------     -------
 Total                                                   $   573     $   606
                                                         =======     =======
Life Insurance Sales - Face Amount:
 Variable Life                                           $ 4,060     $ 3,872
 Corporate Owned Life                                        174       1,302
                                                         -------     -------
 Total                                                   $ 4,234     $ 5,174
                                                         =======     =======
Life Insurance In Force - Face Amount:
 Variable Life                                           $16,984     $13,261
 Corporate Owned Life                                      6,651       6,376
                                                         -------     -------
 Total                                                    23,635      19,637
 Less reinsurance ceded                                    2,375       1,890
                                                         -------     -------
                                                         $21,260     $17,747
                                                         =======     =======
Number of Policies/Certificates In Force:
                                                            (In Whole Units)

 Variable Life                                            80,764      65,905
 Variable Annuities                                        7,416       5,531
 Corporate Owned Life                                      7,972       7,433
                                                         -------     -------
 Total                                                    96,152      78,869
                                                         =======     =======
Average Face Value of a New
  Policy Sold:                                               (In Thousands)

 Variable Life                                           $   230     $   219
 Corporate Owned Life                                    $   312     $ 1,232

Net investment income increased $1 million, or 25.0%, to $5 million in 1998 from $4 million in 1997. We attribute this increase primarily to an increase in average invested assets due to additional capital infusions from MassMutual, partially offset by lower yields on the investment portfolio due to market conditions. Our average gross yield on the general investment account portfolio decreased to 7.0% in 1998 from 7.6% in 1997. Bond yields are declining as older, higher yielding bonds mature and are replaced with new bonds that have lower current yields. Fluctuations in market conditions will impact future investment results.

Fees and other income increased $17 million, or 27.4%, to $79 million in 1998 from $62 million in 1997. We attribute this increase primarily to an increase in separate account fees we earn for administration of the accounts. This increase is consistent with the average increase in life insurance in force and the increase in number of policies and certificates in force.

Policyholders' benefits and payments increased $19 million, or 55.9%, to $53 million in 1998 from $34 million in 1997. We attribute this increase primarily to an $11 million increase in annuity surrenders, a $4 million increase in life surrenders and a $3 million increase in death benefits. The growth in the blocks of business, as evidenced by significant growth in assets and in-force policies over the last two years, caused these increases. Our lapse rate on variable life policies improved to 3.4% in 1998 from 3.6% in 1997.

Addition to policyholders' reserves and funds decreased $49 million, or 9.0%, to $495 million in 1998 from $544 million in 1997. We attribute this decrease primarily to the reduction in premiums and a higher level of withdrawals, partially offset by significant investment returns in our separate accounts.

Expenses increased by $10 million, or 26.3%, to $48 million in 1998 from $38 million in 1997. We attribute this increase primarily to salaries and agency costs associated with the acquisition of new life business. Expenses are primarily charges for administrative services provided by MassMutual, which are higher due to continued investments in technology.

Commissions increased by $7 million, or 20.0%, to $42 million in 1998 from $35 million in 1997. Overall commissions increased while premiums decreased as a result of the change in sales mix. We attribute this increase in commissions primarily to higher sales of variable life insurance and renewal commissions we paid on the growing life insurance block. Variable life insurance has a higher commission structure as compared with commissions on annuity and corporate owned life policies.

Federal income taxes decreased $4 million, or 25.0%, to $12 million in 1998 from $16 million in 1997. We attribute this decrease primarily to timing of the tax deductibility of acquisition expenses and policyholder reserves and funds.

We had no significant net realized capital gains or losses for 1998 and 1997, before or after transfers to the IMR.

For the Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

The following table sets forth the components of our net income (loss):

                                                     Years Ended December 31,
                                                     ------------------------

                                                        1997           1996
                                                        ----           ----
                                                           (In Millions)
Revenue:
  Premium income                                       $ 606          $ 441
  Net investment income                                    4              4
  Fees and other income                                   62             43
                                                       -----          -----
                                                         672            488
                                                       =====          =====
Benefits and expenses:
  Policyholders' benefits and
   payments                                               34             11
  Addition to policyholders'
   reserves and funds                                    544            402
  Expenses, commissions and
   state taxes                                            85             61
                                                       -----          -----
                                                         663            474
                                                       =====          =====
Net gain from operations
   before federal income taxes                             9             14
Federal income taxes                                      16             12
                                                       -----          -----
Net gain (loss) from operations                           (7)             2
Net realized capital gain (loss)                          --             --
                                                       -----          -----
Net income (loss)                                      $  (7)         $   2
                                                       =====          =====

We had a net loss of $7 million in 1997 compared to $2 million of net income in 1996. We attribute this loss primarily to increased benefits and expenses from increased sales of variable life and annuity products and to higher federal income taxes. The loss was partially offset by increases in premium income and fees we earned for administration of our separate accounts.

Premium income increased $165 million, or 37.4%, to $606 million in 1997 from $441 million in 1996. We attribute this increase to increased premiums from variable life products of 37.6%, increased premium from variable annuity products of 77.9%, and increased premium from corporate owned life products of 23.2%. The increase in variable annuity products in our business mix is primarily a result of increased sales through MassMutual's distribution channels, which experienced a shift toward annuity products we issued from those issued by other MassMutual subsidiaries. Corporate owned life policy sales represent a small number of very large cases sold to corporate clients. Therefore, corporate owned life policy sales results may vary significantly from year-to-year.

The following table sets forth premium, sales, and other information for our products:

                                                     Years Ended December 31,
                                                     -----------------------

                                                          1997        1996
                                                          ----        ----
                                                           (In Millions)
Premium Income:
 Variable Life                                         $   150     $   109
 Variable Annuities                                        153          86
 Corporate Owned Life                                      303         246
                                                       -------     -------
 Total                                                 $   606     $   441
                                                       =======     =======
Life Insurance Sales - Face Amount:
 Variable Life                                         $ 3,872     $ 3,409
 Corporate Owned Life                                    1,302       4,585
                                                       -------     -------
 Total                                                 $ 5,174     $ 7,994
                                                       =======     =======
Life Insurance In Force Face Amount:
 Variable Life                                         $13,261     $ 9,686
 Corporate Owned Life                                    6,376       4,979
                                                       -------     -------
 Total                                                  19,637      14,665
 Less reinsurance ceded                                  1,890       1,605
                                                       -------     -------
                                                       $17,747     $13,060
                                                       =======     =======
Number of Policies/Certificates In Force:
                                                          (In Whole Units)

 Variable Life                                          65,905      50,703
 Variable Annuities                                      5,531       2,373
 Corporate Owned Life                                    7,433       6,395
                                                       -------     -------
 Total                                                  78,869      59,471
                                                       =======     =======
Average Face Value of a New
  Policy Sold:                                            (In Thousands)

 Variable Life                                         $   219     $   208
 Corporate Owned Life                                  $ 1,232     $   809

Fees and other income increased $19 million, or 44.2%, to $62 million in 1997 from $43 million in 1996. We attribute this increase primarily to an increase in separate account fees we earned for administration of the accounts. This increase is consistent with the increase in business in force.

Policyholders' benefits and payments for 1997 increased $23 million, or 209.1%, to $34 million in 1997 from $11 million in 1996. We attribute this increase primarily to a $12 million increase in death benefits and a $10 million increase in surrenders. Our increase in death benefits and surrenders is consistent with the increase in our in force business occurring in 1997 and 1996. Our variable life insurance lapse rate was 3.6% in 1997, compared to 3.8% in 1996.

Addition to policyholders' reserves and funds increased by $142 million, or 35.3%, to $544 million in 1997 from $402 million in 1996. We attribute this increase to growth in premiums, a low level of withdrawals, and favorable investment results in our separate accounts.

Expenses, which includes charges for administrative services provided by MassMutual, increased by $14 million, or 58.3%, compared to 1996. We attribute this increase primarily to salaries and agency costs associated with the acquisition of new business.

Commissions increased by $7 million, or 26.0%, in 1997 compared to 1996. We attribute this increase to higher sales of variable life insurance and renewal commissions paid on the growing block of life and annuity business. The percentage increase in commissions was lower than the percentage increase in premiums due to a reduced commission structure for annuity and corporate owned life policies.

Federal income taxes increased to $16 million in 1997 compared to $12 million in 1996, primarily due to the timing of the tax deductibility of acquisition expenses.

In 1997 and 1996, we had no significant net realized capital gains or losses, before or after transfers to the IMR.

Statement of Financial Position

Assets

Total assets increased $675 million, or 43.9% to $2,211 million as of December 31, 1998, from $1,536 million as of December 31, 1997. We attribute this increase primarily to continued growth in our separate accounts. Separate account assets increased $632 million, or 45.1%, to $2,032 million as of December 31, 1998, from $1,400 million as of December 31, 1997. We attribute this increase primarily to financial market appreciation and additional deposits from variable products, partially offset by withdrawals.

General account assets increased $43 million, or 31.6%, to $179 million as of December 31, 1998, from $136 million as of December 31, 1997. We attribute this increase primarily to capital contributions from MassMutual and increased recoveries due from separate accounts, which represent separate account assets in excess of statutory benefit reserves. These recoveries due from separate accounts increased $27 million, or 35.5% to $103 million as of December 31, 1998, from $76 million as of December 31, 1997.

Bonds decreased $10 million, or 25.6%, to $29 million as of December 31, 1998, from $39 million as of December 31, 1997. We attribute this decrease primarily to funding of increased commissions and expenses relating to new and existing business.

Policy loans increased $8 million, or 50.0%, to $24 million as of December 31, 1998, from $16 million as of December 31, 1997. We attribute this increase primarily to increased loan activity by policyholders', which is consistent with the increase in variable life business.

Cash and short-term investments increased $14 million, or 466.7%, to $17 million as of December 31, 1998, from $3 million as of December 31, 1997. We attribute this increase primarily to a $15 million capital contribution from MassMutual late in December 1998.

Liabilities

Total liabilities increased $629 million, or 42.8%, to $2,097 million as of December 31, 1998, from $1,468 million as of December 31, 1997. We attribute this increase primarily to the growth in separate accounts discussed earlier. Separate account reserves and liabilities increased $631 million, or 45.2%, to $2,028 million as of December 31, 1998, from $1,397 million as of December 31, 1997.

Policyholder reserves and funds increased $11 million, or 30.6%, to $47 million as of December 31, 1998, from $36 million as of December 31, 1997. We attribute this increase primarily to growth from new sales and interest credited on general account reserves, partially offset by transfers to separate accounts and withdrawals.

Shareholder's Equity

Shareholder's equity increased $46 million, or 67.6%, to $114 million as of December 31, 1998, from $68 million as of December 31, 1997. We attribute this increase primarily to $50 million of surplus contributions from MassMutual. These contributions were made to help support our growth in life insurance in force.

Liquidity and Capital Resources

Liquidity

Net cash used in operating activities increased $34 million, or 850.0%, to $38 million in 1998 from $4 million in 1997. In years of increasing sales, particularly in the life insurance business, our operating activities result in a net use of cash. In 1998, we used $38 million of net cash in operations, primarily due to acquisition costs in excess of first year premium.

Loans and purchases of investments decreased $4 million, or 20.0%, to $16 million in 1998 from $20 million in 1997. Sales and maturities of investments and receipts from repayments of loans decreased $3 million, or 15.0%, to $17 million in 1998 from $20 million in 1997. We attribute these decreases primarily to the timing of current year surplus contributions. These contributions were scheduled in order to reduce the need for cash previously provided by asset sales and purchases.

In 1998, MassMutual made capital contributions that totaled $50 million. These contributions were made in order to supply us with the cash flow and the capital needed to support our continued business growth.

We have structured our investment portfolio to ensure a strong liquidity position in order to permit timely payment of policy and contract benefits without requiring an untimely sale of assets. We manage our liquidity position by matching our exposure to cash demands with adequate sources of cash and other liquid assets.

Our principal sources of liquidity are cash flow and holdings of cash, cash equivalents and other readily marketable assets. The primary cash flow sources are investment income and principal repayments on invested assets and life insurance premiums.

Our liquid assets include Treasury bond holdings, short-term money market investments, and marketable long-term fixed income securities. Cash and short-term investments totaled $17 million at December 31, 1998.

The market value of other highly liquid securities, including NAIC Class 1 and 2 publicly traded bonds, was $44 million at December 31, 1998.

We proactively manage our liquidity position on an ongoing basis to meet cash needs while minimizing adverse impacts on investment returns. We also employ quantitative asset/liability cash flow management techniques to optimize and control the investment return and liquidity for the portfolio.

Based on our ongoing monitoring and analysis of our liquidity sources and demands, we believe that we are in a strong liquidity position.

Capital Resources

As of December 31, 1998, our total adjusted capital as defined by the NAIC was $114 million. The NAIC developed the Risk Based Capital ("RBC") model to compare total adjusted capital with a standard design in order to reflect an insurance company's risk profile. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we will manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1998 and 1997. We believe that we enjoy a strong capital position in light of the risks to which we are subject and that we are well positioned to meet policyholder and other obligations.

Year 2000 Issue

We prepared the following Year 2000 readiness disclosure under the U. S. "Year 2000 Information and Readiness Disclosure Act" (Public Law No. 105-271).

General

Like other businesses and governments around the world, we would be adversely affected if our computer systems and those of others with which we do business do not properly recognize the Year 2000. This is commonly known as the "Year 2000 ("Y2K") issue."

In 1996, our parent company, MassMutual, began an enterprise-wide process to address the Y2K issue on its own behalf and on behalf of certain subsidiaries, including us. MassMutual operates each insurance subsidiary pursuant to a management services agreement. In accordance with the management services agreement, MassMutual's Project 2000 incorporates our Year 2000 accommodations.

The Y2K issue affects virtually all organizations worldwide. Moreover, the electronic links between businesses and governments mean that complete Y2K compliance is beyond the ability of any one entity to achieve. Vigorous and coordinated Y2K readiness efforts throughout the public and private sectors are necessary to avoid disruption after 1999.

Risks

MassMutual plans to have its computer systems, including those operated for us, ready for the Year 2000. MassMutual has identified Y2K readiness as one of its highest priorities and has committed extensive technological, financial and human resources to minimizing the impact of Y2K on our business. MassMutual believes that its Project 2000 program, described below, will limit the number and severity of any Y2K-related disruptions.

We do not have any knowledge of any particular event, trend or uncertainty that makes us believe that there will be significant Y2K-related disruption to our business. However, the potential for disruption remains, particularly given the electronic connections and interdependencies in today's business environment and the fact that our Y2K readiness is tied to that of third parties.

We do not know and cannot predict the potential impact of Y2K disruptions upon our business. There are possible consequences if we or the third parties that we do business with, are not ready for Y2K. These possible consequences may include the inability to process premiums, to purchase or sell investments or to process claims and other benefits.

Risks of Litigation

We have no reason to expect any particular Y2K litigation. However, Y2K litigation is a possibility given the interdependencies of information systems and the worldwide magnitude of the Y2K issue. We currently have no reason to expect that Y2K litigation would materially adversely affect our financial position, operations or liquidity.

Examination - Massachusetts Division of Insurance

MassMutual, our parent, is legally domiciled in the Commonwealth of Massachusetts, and its primary regulator is the Massachusetts Division of Insurance (the "Division"). The Division is conducting Y2K examinations of most, if not all, of the insurance companies domiciled in the Commonwealth.

In November 1998, as part of an ongoing examination, the Division conducted an on-site examination of MassMutual's readiness for the Year 2000. The Division found no weaknesses in MassMutual's Project 2000, and recommended no changes other than an acceleration of contingency planning, which is already under way.

Project 2000

In 1996, MassMutual began an enterprise-wide process of identifying, evaluating and implementing changes to computer systems, to address the Y2K issue. MassMutual established Project 2000 the following year as the corporate-wide program responsible for addressing all requirements associated with the century date change. Project 2000 operates under the direction and accountability of MassMutual's senior management, and leads and coordinates Y2K activities with representatives from every information systems and business unit in MassMutual.

Project 2000 addresses both systems compliance and business compliance.

 .    Systems compliance includes all information technology department-supported applications, (computer technology hardware and software), and all on-site physical facilities, such as internal heating, air conditioning, telecommunications, elevators, security systems, and emergency power for MassMutual's data center.

 .    Business compliance includes end-user computing (such as desktop and spreadsheet applications) in the business units. It also includes risk management of any business function dependent upon external systems or third parties. Contingency planning is a prime component of risk management activities.

Y2K Compliant Standards

In order for information systems or software applications to be Y2K compliant according to MassMutual's standards, the system or application must demonstrate that it can successfully accommodate the Year 2000 date and beyond. All computer hardware, operating software and applications systems, whether MassMutual or vendor- developed, must go through MassMutual's Y2K certification process. This is so even if the vendor claims its product is Y2K compliant.

MassMutual's certification requires, among other things, multiple levels of testing in current-date and future-date environments. Testing must successfully demonstrate:

 .    Rolling over the century date, from the last processing day in 1999 through the first processing day in 2000.

 .    Handling leap year processing in 2000.

 .    Transitioning from 2000 to 2001, including Julian calendar date processing.

Each application is examined for additional dates pertinent to its particular processing requirements.

Upgrades and changes to certified products must be recertified according to MassMutual's standards before being introduced into the computing environment.

Successful future-date testing, with appropriately dated information, is important because it mimics the environment, data and application as it will exist after 1999. Future-date testing occurs in separate, isolated computer environments. Full production volume future-date testing is also conducted periodically at MassMutual's disaster-recovery site, a separate location where MassMutual has previously established business and systems recovery plans.

Costs

As of January 15, 1999, MassMutual made estimates of the cost of Project 2000. MassMutual started incurring these costs in 1997 and has already spent $70 million. MassMutual has estimated that an additional $20 million will be incurred in 1999 and $2 million will be incurred in 2000. The total cost of the four year project is estimated to total approximately $92 million enterprise-wide. These costs are being expensed when incurred. MassMutual allocates a portion of these costs to us pursuant to our management services agreement with MassMutual. In total, MassMutual estimates that $2 million, of the total $92 million, will be allocated to us. When viewed in the context of the total financial picture, the costs are not material to our's or MassMutual's financial position.

Staffing

As of February 28, 1999, MassMutual had approximately 120 full-time equivalent information systems employees and 70 full-time and part-time consultants working on Project 2000. In addition, approximately 100 employees from MassMutual's business units are working at least part-time on Project 2000. This is down from a high of 300 employees and 150 consultants. The number of people working on this project is expected to continually decrease as 1999 progresses and Y2K work is completed.

State of Readiness

MassMutual's Project 2000 manager maintains an enterprise-wide plan that tracks planned vs. actual completion dates. MassMutual planned for most mission critical systems to be Y2K compliant by the end of 1998, and for the remainder of its internal computer systems, to be Y2K compliant by June 30, 1999. Project 2000 is on schedule.

 .    Computer code conversion of all information technology department supported applications was 99% complete by February 28, 1999. MassMutual had identified over 52 million lines of mainframe code that needed to be converted.

 .    Most correction and testing of internal mission critical systems has already been completed. MassMutual anticipates the remainder to be completed by June 30, 1999. Of the 309 mission critical projects, 81% were completed as of December 31, 1998. An additional 43 projects, or 14%, are targeted for completion by the end of March 1999, bringing the combined percentage to 95%. The remaining 16 projects, or 5%, are planned to be complete by June 30, 1999.

 .    End-user computing such as desktop and spreadsheet applications is well under way and is targeted to be complete by June 30, 1999.

 .    The critical core infrastructure for MassMutual's on-site physical facilities (internal heating, air conditioning, telecommunications, elevators, security systems, and emergency power for MassMutual's data center) was Y2K compliant by December 31, 1998.

Major activities planned for 1999 include:

 .    Change Control. MassMutual will continue testing its computer technology
     --------------
     hardware and software throughout 1999. Future-date testing will also continue when necessary. During the remainder of 1999, MassMutual will also focus on keeping previously tested applications Y2K compliant.

 .    Enterprise Testing. MassMutual will continue to conduct internal,
     ------------------
     enterprise-wide integrated tests, concentrating on major systems and environments.

 .    "Street" or Industry Testing. MassMutual will be joining forces with many
     ----------------------------
     of its and our service providers and other third parties, to test communication links.

 .    Awareness and Communication. MassMutual will continue to communicate
     ---------------------------
     widely, with policyholders, customers, vendors, service providers, governments and others about Project 2000.

 .    Operational Readiness. MassMutual will determine what is needed to respond
     ---------------------
     to our policyholders and customers. For example, MassMutual will make sure that customer service centers are adequately staffed should we receive a great number of year-end Y2K inquires.

 .    Readiness of Third Parties. MassMutual is assessing the Y2K readiness of
     --------------------------
     others.

 .    Contingency Planning. MassMutual is developing contingency plans as needed.
     --------------------

Third Parties

Third parties which do business with us or MassMutual include:

 .    banks,

 .    financial service providers,

 .    mutual funds,

 .    third party administrators,

 .    reinsurers,

 .    telecommunications firms,

 .    utility companies,

 .    security and climate control systems companies,

 .    package transportation carriers, and

 .    governmental agencies such as:

     .    the state insurance departments,

     .    the Internal Revenue Service, and

     .    the Securities and Exchange Commission.

MassMutual has identified all of the third parties with which we have a material business relationship, and has contacted them as to their Y2K compliance. MassMutual has also identified and contacted third parties which are not material to our business. Third parties are generally not providing guarantees and assurances about their Y2K compliance, but instead are providing statements about their approach to the Y2K issue, their progress and target dates.

Given our reliance on third parties, a major focus in 1999 is assessing third parties' Y2K compliance. Their responses are a key factor in decisions about our Y2K contingency plans. Y2K readiness by third parties with which we have a material relationship is most important. If necessary for MassMutual to make an assessment of Y2K readiness of these parties, MassMutual asks for additional information. MassMutual's approach with them is to conduct telephone interviews, send more detailed questionnaires, conduct account manager interviews, and if necessary, make an on-site visit.

Contingency Plans

Because of the comprehensive requirements of MassMutual's Project 2000, we believe our general risk of Y2K-related failure is low. However, detailed contingency plans will be created as necessary, based upon the expected impact on us and our judgement about the level of risk. Risks are presented by both internal computer systems (those developed and operated by MassMutual, including systems operated for us), and by third parties which provide services and electronic data to us. MassMutual has identified critical business functions and is developing a watch list of critical service providers and systems that support these functions.

Contingency planning falls into two broad categories: business continuity plans and systems recovery plans.

Existing business recovery plans form the foundation for the Y2K business continuity efforts and will be supplemented with Y2K requirements. MassMutual's business areas are assessing the policies and responses that may be needed, since potential scenarios are unique to the business areas. In general, however, the business continuity plans will address failures caused by external sources, and fall into three situations which include:

 .    a failure by a third party,

 .    a failure of a MassMutual system or function due to corrupt data from a third party, and

 .    a power outage in MassMutual's business offices.

Necessary parts of each plan will include a description of failure indicators, contingency actions, preparation steps necessary to successfully invoke the contingency actions, timetables for preparatory steps, and guidelines for resumption of regular activities. Plans will differ according to type and duration of failure.

Systems recovery plans address our internal systems infrastructure. Plans will be developed by computing platform and will detail information on each systems product or group of products (such as operating systems). Each plan will include:

 . a timetable of how and when products will be started on January 1, 2000;

 . the individual or unit responsible for each product;

 . the recovery plan if the product will not come up or will not work correctly;

 . the steps that will be taken in each event; and

 . the vendor contact, if any.

Tests and walkthroughs of the plans will be conducted, and our internal auditing department will be involved.

Contingency planning is a high-priority project. We plan to have any needed contingency plans in place by year-end, 1999.

Inflation

Our operating expenses are affected by inflation. A large portion of our operating expenses consist of administrative fees charged by MassMutual. The largest component of these fees is salaries, which are subject to wage increases that are at least partially affected by the rate of inflation. MassMutual's and our continuing efforts to control expenses may reduce the impact of inflation on operating expenses.

Inflation also indirectly affects us. Our new sales of insurance products and investment income are affected by inflation to the extent that the government's economic policy to control the level of inflation results in changes in interest rates. Changes in the level of interest rates also have an effect on interest spreads, as investment earnings are reinvested.

Investments

As directed by our policyholders, the majority of our assets are policyholders' investments in our separate accounts. We record the assets in our separate accounts at market value, and we pass all investment risks on to the policyholders. The following discussion focuses on the general investment account portfolio, which does not include our separate account assets.

At December 31, 1998, we had $70 million of invested assets in our general investment account. Our portfolio of invested assets is managed to support the liabilities of the business in light of yield, liquidity, and diversification considerations.

The following table sets forth our invested assets in the general investment account and the gross investment yield:

                                                      December 31,
                      ---------------------------------------------------------------------------------------------
                                     1998                          1997                           1996
                                     ----                          ----                           ----
                      Carrying      % of             Carrying     % of                Carrying    % of
                        Value       Total     Yield   Value       Total       Yield    Value      Total       Yield
                        -----       -----     -----   -----       -----       -----    -----      -----       -----
                                                      ($ In Millions)
Bonds                  $ 29         41.4%      6.8%   $ 39         67.2%       7.7%   $ 45         72.6%       7.5%
Policy loans             24         34.3       6.2      16         27.6        6.3      10         16.1        6.4
Cash and short-
  term investments       17         24.3       9.0       3          5.2       10.5       7         11.3       13.1
                       ----        ------      ----   ----        ------      -----   ----        ------      -----
   Total investments   $ 70        100.0%      7.0%   $ 58        100.0%       7.6%   $ 62        100.0%       7.7%
                       ====        ======      ====   ====        ======      =====   ====        ======      =====

Our yield on total investments before investment expenses was 7.0%, 7.6% and 7.7% for the years ended December 31, 1998, 1997 and 1996, respectively. If investment expenses were deducted, our net yields were 6.9%, 5.8% and 6.6%, respectively. Our net yield improved in 1998 as a result of lower than expected investment expenses. We do not expect this expense improvement to continue. We calculate the yield on each investment category before federal income taxes as:
(a) two times gross investment income, divided by (b) the sum of assets at the beginning of the year and assets at the end of the year, less gross investment income.

We record our investments in accordance with methods and values prescribed by the NAIC and adopted by state insurance authorities. Generally, we value bonds at amortized cost. We carry policy loans at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy. We state short-term investments at amortized cost, which approximates fair value.

Bonds

The following table provides certain information regarding the maturity distribution of bonds (excluding short-term securities):

                                                  Bond Maturities
                                                    December 31,
                                                       1998
                                                       ----
                                           Carrying           % of
                                            Value             Total
                                            -----             -----
                                                ($ In Millions)
Due in one year or less                    $  2                6.9%
Due after one year
  through five years                         14               48.3
Due after five years
  through ten years                           6               20.7
Due after ten years                           2                6.9
Mortgage-backed
  securities (1)                              5               17.2
                                           ----              -----
                                           $ 29              100.0%
                                           ====              =====

(1)  Including securities guaranteed by the U.S. Government.

Our bond maturities are sufficiently diversified and are carefully monitored and managed in light of our liquidity needs.

Bonds and short-term investments consist of $44 million of publicly traded and $2 million of privately placed debt securities. Substantially all of our publicly traded and privately placed bonds are evaluated by the NAIC's Securities Valuation Office ("SVO"), which assigns securities to one of six NAIC investment credit classes, with Class 1 securities being the highest quality and Class 6 securities being the lowest quality. Class 1 and 2 are investment grade, Class 3 is medium quality, and Classes 4, 5, and 6 are non-investment grade. We rate the remainder of the securities which have not as yet received NAIC ratings under an internal system which we believe to be equivalent to that used by the SVO. At December 31, 1998 and 1997, the portfolio was 100% invested in NAIC Classes 1 and 2.

We invest a significant portion of our investment funds in high quality publicly traded bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio. We utilize our investments in the privately placed bond portfolio to enhance the value of the overall portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. To control risk we, through MassMutual, rely upon:

 .    broader access to management information,

 .    strengthened negotiated protective covenants,

 .    call protection features, and

 .    a higher level of collateralization than can customarily be achieved in the public market.

The following table sets forth bonds, including short-term securities, by industry category as of December 31, 1998:

                           Bond Portfolio By Industry

                                December 31, 1998
                                -----------------
                                 ($ In Millions)

                                        Carrying             % of
Industry Category                         Value              Total
-----------------                         -----              -----

Utilities                                  $11                23.9%
Collateralized (1)                           9                19.6
U.S. Government (2)                          5                10.8
Food Wholesalers                             5                10.8
Finance                                      4                 8.7
Consumer Goods                               4                 8.7
Natural Resources                            2                 4.3
Other Services                               1                 2.2
Aerospace                                    1                 2.2
Media                                        1                 2.2
Transportation                               1                 2.2
Retail                                       1                 2.2
Producer Goods (3)                           1                 2.2
                                           ---               -----
   Total                                   $46               100.0%

(1) These bonds are collateralized by mortgages backed by FNMA or FHLMC and include collateralized mortgage obligations.
(2) These bonds include $1 million in privately placed bonds.
(3) These are privately placed bonds.

At December 31, 1998 and 1997, the bond portfolio did not have any material gross unrealized gains or losses. The estimated fair value of bonds is based upon quoted market prices for actively traded securities. We subscribe to commercial pricing services providing estimated fair values of fixed income securities that are not actively traded. Estimated fair values for privately placed bonds are generally determined by applying interest rate spreads based on quality and asset type to the appropriate duration on the Treasury yield curve.

Bond Portfolio Surveillance and Under Performing Investments

To identify under-performing investments, we review all bonds on a regular basis utilizing the following criteria:

(i)   material declines in revenues or margins,

(ii)  significant uncertainty regarding the issuer's industry,

(iii) debt service coverage or cash flow ratios that fall below industry-specific thresholds,

(iv)  violation of financial covenants,

(v) trading of public securities at a substantial discount due to specific credit concerns, and

(vi) other subjective factors that relate to the issuer.

We actively review the bond portfolio to estimate the likelihood and amount of financial defaults or write-downs in the portfolio and to make timely decisions as to the potential sale or re-negotiation of terms of specific investments.

As defined by the NAIC, under performing bonds are those whose deferral of interest and/or principal payments are deemed to be caused by the inability of the obligor to make such payments as called for in the bond contract. At December 31, 1998 and 1997, we had no under-performing bonds.

We do not accrue interest income on bonds delinquent more than 90 days or when we believe the collection of interest is uncertain. Interest not accrued on bonds was zero for the years ended December 31, 1998 and 1997.

Write-downs and Investment Reserves

When we determine that it is probable that the net realizable value of an invested asset is less than our carrying value, appropriate write-downs or investment reserves are established and recorded in accordance with statutory practice.

We determine the net realizable value of bonds in accordance with principles established by the SVO using criteria such as:

 .    the net worth and capital structure of the borrower,

 .    the value of the collateral;

 .    the presence of additional credit support, and

 .    our evaluation of the borrower's ability to compete in a relevant market.

In compliance with regulatory requirements, we maintain an Asset Valuation Reserve. This reserve stabilizes shareholder equity against non-interest rate related fluctuations in the value of bonds, stocks and other investments. As of and for the years ended December 31, 1998 and 1997, investments reserve balances and related activity were not significant.

Quantitative and Qualitative Information about Market Risk

We developed the following discussion of our risk-management activities using "forward-looking statements" that are based on estimates and assumptions. While we believe that the assumptions we have made are reasonably possible in the near term, actual results could differ materially from those projected in the forward-looking statements. In addition, we would likely take certain actions to mitigate the impacts of the assumed market changes, thereby reducing the negative impact discussed below.

We have excluded all non-guaranteed separate account assets and liabilities from the following discussion since all market risks associated with those accounts are assumed by the contract holders, not us.

Our assets, such as bonds, and policy loans are financial instruments and are subject to the risk of market volatility and potential market disruptions. These risks may reduce the value of our financial instruments, or impact future cash flows and earnings from those instruments. We do not hold any financial instruments for the purpose of trading and we do not use any derivative financial insruments to manage risk.

Our primary market risk exposure is to changes in interest rates, which can cause changes in the fair value, cash flows and earnings of certain financial instruments. To manage our exposure to interest rate changes we use sophisticated quantitative asset/liability management techniques. Asset/liability management allows us to match the market sensitivity of assets with the liabilities they support. If these sensitivities are matched perfectly, the impact of interest rate changes is effectively offset on an economic basis as the change in value of the asset is offset by a corresponding change in the value of the supported liability. In addition, we invest a significant portion of our investment funds in high quality bonds in order to maintain and manage liquidity and reduce the risk of default in the portfolio.

Based upon the information and assumptions we used in our asset/liability analysis as of December 31, 1998, we estimate that a hypothetical immediate 10% change in interest rates would not have a material effect on our future earnings and cash flows, or on the fair value of our financial instruments.

Description of the Business


We are a stock life insurance company and our Home Office is located in Hartford, Connecticut. Our principal administrative office is located at 1295 State Street, Springfield, Massachusetts. We were organized in 1894 under the laws of the State of Missouri. In 1981 MassMutual purchased us. In 1982, MassMutual changed our name to MML Bay State Life Insurance Company from Western Life Insurance Company of America. On June 30, 1997, we redomesticated from the State of Missouri to the State of Connecticut.

We are principally engaged in the sale of insurance products. Our insurance products include variable life insurance, corporate owned life insurance, and variable annuity contracts. We distribute these products through career agents, registered financial planners and brokers. We are licensed to sell variable life insurance in the District of Columbia and in all states except New York. We plan to obtain variable annuity authority in all states except New York. As of March 1, 1999, we have obtained this authority in 44 states and the District of Columbia.

Currently, aside from the LifeTrust variable annuity contract, we offer certain variable universal life insurance policies. These products provide a policyholder, within guidelines established by the terms of the policy, the ability to select and change premium levels, amounts of death benefits, and account value investment options. We credit premiums in excess of specified sales charges to the account value of the policies. Policyholders may allocate premiums either to a guaranteed principal account backed by our general investment account, or to one or more of our available divisions of the policies' separate accounts.

We believe that we have adequate space, equipment and resources to meet our obligations with regard to the fixed account and the contract. We had an agreement with Alliance One Services, Inc., to provide most of the administrative services for the contract through the operation of the service center. However as of July 1, 1998, we relocated the service center to our home office in Hartford, Connecticut and administration is currently being provided by MassMutual.

Functionally, we are part of MassMutual's operations, and as a result, a discussion of MassMutual's business and our position within MassMutual's operations is useful for an understanding of our business.

MassMutual is a mutual life insurance company organized as a Massachusetts corporation which was originally chartered in 1851. As a mutual life insurance company, MassMutual has no shareholders. MassMutual's primary business is ordinary life insurance. MassMutual also provides, directly or through its subsidiaries, a wide range of annuity and disability products, and pension and pension-related products and services, as well as investment services to individuals, corporations and other institutions in all 50 states of the United States, Puerto Rico and the District of Columbia. MassMutual and its subsidiaries or affiliates are also licensed to transact business in six provinces of Canada, Chile, Argentina, Bermuda and Luxembourg, although its operations in such jurisdictions are not material.

MassMutual's principal lines of business are

(i) Individual Line of Business, which includes life, disability, annuities, large corporate life insurance and investment products and services;

(ii) Retirement Services, which provides group pension investment products and administrative services, primarily to sponsors of tax qualified retirement plans;

(iii) MassMutual Investment Group, which provides investment advisory services to MassMutual, its affiliates and various outside individual and institutional investors through MassMutual's investment management staff and its principal subsidiaries: OppenheimerFunds, Inc., David L. Babson and Company, Inc., Antares Capital Corporation, and Cornerstone Real Estate Advisors, Inc.

A statement of corporate vision guides the direction and operations of MassMutual's business. Under this vision, MassMutual's operations are managed to maintain a financially strong and efficient enterprise for the benefit of policyholders. MassMutual's long-term objectives are to maintain corporate financial strength, enhance policyholder value, and generate and sustain growth.

Underwriting

The risk assessment process is carefully balanced to ensure an evaluation of relative risks consistent with the issuance of new business and competitive product performance. We utilize a computerized system in the process of reviewing and approving applications for life insurance. This system affords us substantial savings in underwriting time and cost, and lends consistency to the underwriting process.

Competition

The life insurance industry is highly competitive. There are more than 1,700 life insurance companies in the United States, many of which offer insurance products similar to those we market. In addition to competition within the industry, insurers are increasingly facing competition from non-traditional sources in the financial services industry. Such businesses include mutual funds, banks, securities brokerage houses and other financial services entities. Many of our competitors provide alternative investment and savings vehicles for consumers.

Legislative initiatives proposed at the federal level would, if enacted, reorder the financial services industry, thereby changing the environment in which we compete.

We believe our financial strength, agent skill and historical product performance provide competitive advantages for the products we offer in these markets. Ours and MassMutual's financial strength continues to be recognized favorably by the rating agencies. Ours and MassMutual's year end 1998 ratings were again among the highest enjoyed by any company in any industry.

Our AAA (Extremely Strong) financial strength rating from Standard & Poor's and A++ (Superior) financial strength rating from A.M. Best were the highest possible.

MassMutual's AAA financial strength rating from Standard & Poor's, A++ financial strength rating from A.M. Best, and AAA claims-paying rating from Duff & Phelps were the highest possible. MassMutual's Aa1 financial strength rating from Moody's Investors Service was the highest in its "Excellent" Category.

Each rating agency independently assigns ratings based on its own separate review and takes into account a variety of factors (which are subject to change in making its decision). Accordingly, there can be no assurance of the ratings that will be afforded us in the future.

Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut laws governing insurance companies. We are regulated and supervised by the State of Connecticut Insurance Commissioner. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the State of Connecticut Insurance Department, as of December 31 of the preceding year. The Commissioner's agents have the right at all times to review or examine our books and assets. A full examination of our operations is conducted periodically according to the rules and practices of the National Association of Insurance Commissioners. We are also subject to the insurance laws of the states in which we are authorized to do business, to various federal and state securities laws and regulations, and to regulatory agencies that administer those laws and regulations.

We are licensed, regulated and supervised in all jurisdictions where we conduct business. The extent of such regulation varies. However most jurisdictions have laws and regulations requiring the licensing of insurers and their agents, setting standards of solvency and business conduct to be maintained by licensed insurance companies, and may regulate withdrawal from certain markets. In addition, statutes and regulations usually require the approval of policy forms and, for certain lines of insurance, the approval of rates. Such statutes and regulations also prescribe the permitted types and concentration of investments. We are also subject to regulation of our accounting methodologies and are required to file detailed annual financial statements with supervisory agencies in each of the jurisdictions in which we do business. Each of our operations and accounts are also subject to examination by such agencies at regular intervals.

All 50 states of the United States, the District of Columbia and Puerto Rico have insurance guaranty fund laws requiring insurance companies doing business within those jurisdictions to participate in guaranty associations. Guaranty associations are organized to pay contractual obligations under insurance policies and certificates issued under group insurance policies, issued by impaired or insolvent life insurance companies. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state. Levies are calculated on the basis of the proportionate shares of the premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets, usually over a period of years. We believe such assessments in excess of amounts accrued will not materially affect our financial position, results of operations or liquidity.

We are also subject to risk-based capital ("RBC") requirements promulgated by the National Association of Insurance Commissioners ("NAIC"). The RBC Model Act gives state insurance commissioners explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose total adjusted capital does not meet the RBC standards. Although we believe that there is no single appropriate means of measuring RBC needs, we feel that the NAIC approach to RBC measurement is reasonable, and we will manage our capital position with significant attention to maintaining adequate total adjusted capital relative to RBC. Our total adjusted capital was well in excess of all RBC standards at December 31, 1998 and 1997. We believe that we enjoy a strong capital position in light of the risks to which we are subject and that we are well positioned to meet policyholder and other obligations.

In addition to regulation of our insurance business, we are subject to various types of federal and state laws and regulations affecting the conduct, taxation and other aspects of our businesses. Certain policies and contracts that we offer are subject to federal securities laws administered by the Securities and Exchange Commission.

We believe that we are in compliance in all material respects, with all applicable regulations.


Experts and Additional Available Information


Experts

We included our audited statutory financial statements in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. These statements include the statement of statutory financial position as of December 31, 1998 and 1997, and the related statutory statements of income, changes in shareholder's equity and cash flows for each of the years in the three year period ended December 31, 1998.

Additional Available Information

We file registration statements, reports and informational statements with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 and the Securities Exchange Act of 1934. These filings contain information not contained in this Prospectus. You can review and copy such registration statements, reports, information statements and other information at the public reference facilities maintained by the SEC. The SEC is located, at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. The SEC's New York and Chicago regional offices are located at the following addresses:

 .    Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New
     York, 10046; and

 .    Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago,
     Illinois 60661.

The SEC also maintains a Web site that contains these filings. The SEC's internet address is http://www.sec.gov.


Selected Historical Financial Data

We have prepared our financial information on the basis of statutory accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut and prior to June 30, 1997, the Department of Insurance of the State of Missouri. We have derived the following statutory information for the years ended and at December 31, 1998, 1997, 1996, 1995 and 1994 from our statutory financial statements. PricewaterhouseCoopers LLP, independent accountants, have audited these statutory financial statements. For a description of the accounting principles applicable to this financial information and certain differences between statutory accounting practices and generally accepted accounting principles, see the Accounting Practices section.

The following information should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and other information included elsewhere in this Prospectus. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

                     MML Bay State Life Insurance Company

                      Selected Historical Financial Data

                                                               Years Ended December 31,
                                                                ----------------------
                                                      1998       1997       1996      1995       1994
                                                      ----       ----       ----      ----       ----

Statement of Operations Data:                                          (In Millions)
  Revenue:
  Premium income                                   $   573    $   606    $   441   $    93    $    55
  Net investment  income                                 5          4          4         4          3
  Fees and other income                                 79         62         43        21         14
                                                   -------    -------    -------   -------    -------
    Total revenue                                      657        672        488       118         72
                                                   -------    -------    -------   -------    -------
  Benefits and expenses:
  Policyholders' benefits and payments                  53         34         11         6          3
  Addition to policyholders' reserves and funds        495        544        402        87         44
  Expenses, commissions and state taxes                103         85         61        29         24
                                                   -------    -------    -------   -------    -------
    Total benefits and expenses                        651        663        474       122         71
                                                   -------    -------    -------   -------    -------
  Net gain (loss) from operations before federal
    income taxes                                         6          9         14        (4)         1
  Federal income taxes (benefit)                        12         16         12         1         (1)
                                                   -------    -------    -------   -------    -------
  Net gain (loss) from operations                       (6)        (7)         2        (5)         2
  Net realized capital gain (loss)                      --         --         --        --         --
                                                   -------    -------    -------   -------    -------
    Net income (loss)                              $    (6)   $    (7)   $     2   $    (5)   $     2
                                                   =======    =======    =======   =======    =======
Balance Sheet Data (at period end):
  Assets:
  General account                                  $   179    $   136    $   116   $    79    $    80
  Separate account                                   2,032      1,400        707       265        151
                                                   -------    -------    -------   -------    -------
    Total assets                                   $ 2,211    $ 1,536    $   823   $   344    $   231
                                                   =======    =======    =======   =======    =======
  Liabilities:
  Policyholders' reserves and funds                $    47    $    36    $    27   $    19    $    12
  Payable to parent                                     11         22         --         3          4
  Separate account liabilities                       2,028      1,397        704       263        149
  Other liabilities                                     11         13         14         9         10
                                                   -------    -------    -------   -------    -------
    Total liabilities                                2,097      1,468        745       294        175
  Shareholder's equity (1)(2)                          114         68         78        50         56
                                                   -------    -------    -------   -------    -------
  Total liabilities and shareholder's equity       $ 2,211    $ 1,536    $   823   $   344    $   231
                                                   =======    =======    =======   =======    =======

(1) We received surplus contributions totaling $25 million in 1994, $26 million in 1996, and $50 million in 1998. Additionally, in 1994, we recorded a prior year adjustment of $4 million through the Statement of Changes in Shareholder's Equity.
(2) Shareholder's equity also represents our Total Adjusted Capital as defined by the National Association of Insurance Commissioners.

We reclassified certain prior year amounts to conform with current year presentation.

Report Of Independent Accountants

To the Board of Directors and Policyholders of MML Bay State Life Insurance Company

We have audited the accompanying statutory statements of financial position of MML Bay State Life Insurance Company as of December 31, 1998 and 1997, and the related statutory statements of income and changes in shareholder's equity, and of cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, and prior to June 30, 1997, the Department of Insurance of the State of Missouri, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements audited by us do not present fairly, in conformity with generally accepted accounting principles, the financial position of MML Bay State Life Insurance Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of MML Bay State Life Insurance Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, on the basis of accounting described in Note 1.

PricewaterhouseCoopers LLP

Springfield, Massachusetts
February 25, 1999

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF FINANCIAL POSITION
                                                                                   December 31,
                                                                        1998                           1997
                                                                       ------                         ------
                                                                                  (In Millions)
Assets:
Bonds                                                              $    28.6                       $   38.5
Policy loans                                                            24.1                           16.1
Cash and short-term investments                                         17.2                            3.5
                                                                   ---------                       --------
                                                                        69.9                           58.1
Investment and insurance amounts
 receivable                                                              1.7                            2.0
Transfer due from separate accounts                                    103.0                           75.8
Federal income tax receivable                                            4.2                              -
                                                                    --------                       --------
                                                                       178.8                          135.9
Separate account assets                                              2,031.7                        1,400.1
                                                                    --------                       --------
                                                                    $2,210.5                       $1,536.0
                                                                    ========                       ========

                 See notes to statutory financial statements.

MML Bay State Life Insurance Company


                                                                                   December 31,
                                                                      1998                              1997
                                                                      ----                              ----

                                                                       ($ In Millions Except for Par Value)
Liabilities:
Policyholders' reserves and funds                                  $   47.3                        $   36.2
Policyholders' claims and other benefits                                2.9                             1.9
Payable to parent                                                      10.8                            21.7
Federal income tax                                                                                      3.9
Other liabilities                                                       7.9                             8.1
                                                                   --------                        --------
                                                                       68.9                            71.8
Separate account liabilities                                        2,027.7                         1,396.7
                                                                   --------                        --------
                                                                    2,096.6                         1,468.5
                                                                   --------                        --------
Shareholder's equity:
Common stock, $200 par value
    25,000 shares authorized
    12,501 shares issued and outstanding                                2.5                             2.5
Paid-in capital and contributed surplus                               121.7                            71.7
Surplus                                                               (10.3)                           (6.7)
                                                                   ---------                       ---------
                                                                      113.9                            67.5
                                                                   --------                        --------
                                                                   $2,210.5                        $1,536.0
                                                                   ========                        ========

                  See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF INCOME


                                                                                 Years Ended December 31,
                                                                        1998               1997             1996
                                                                       ------             ------           ------
                                                                                      (In Millions)
Revenue:
Premium income                                                         $573.0             $606.6          $441.2
Net investment income                                                     4.9                3.9             4.2
Fees and other income                                                    78.8               61.7            42.4
                                                                       ------             ------          ------
                                                                        656.7              672.2           487.8
                                                                        -----              -----           -----
Benefits and expenses:
Policyholders' benefits and payments                                     53.0               34.3            11.0
Addition to policyholders' reserves and funds                           494.9              543.9           401.7
Operating expenses                                                       47.8               38.3            24.0
Commissions                                                              42.1               35.4            28.1
State taxes, licenses and fees                                           12.9               11.2             9.1
                                                                       ------             ------          ------
                                                                        650.7              663.1           473.9
                                                                       ------             ------          ------
Net gain from operations
 before federal income taxes                                              6.0                9.1            13.9
Federal income taxes                                                     11.9               15.9            11.8
                                                                       ------             ------          ------
Net gain (loss) from operations                                          (5.9)              (6.8)            2.1
Net realized capital loss                                                (0.2)              (0.1)           (0.1)
                                                                       ------             ------          ------
Net income (loss)                                                      $ (6.1)            $ (6.9)         $  2.0
                                                                       ======             ======          ======

                  See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY


                                                                              Years Ended December 31,
                                                                        1998               1997            1996
                                                                       ------             ------          ------
                                                                                      (In Millions)
Shareholder's equity, beginning of year                               $  67.5              $ 77.6         $ 50.3
                                                                      -------              ------         ------
Increases (decrease) due to:
  Net income (loss)                                                      (6.1)               (6.9)           2.0
  Capital contribution                                                   50.0                   -           25.5
  Other                                                                   2.5                (3.2)          (0.2)
                                                                      -------              ------         ------
                                                                         46.4               (10.1)          27.3
                                                                      -------              ------         ------
Shareholder's equity, end of year                                     $ 113.9              $ 67.5         $ 77.6
                                                                      ========             ======         ======


                 See notes to statutory financial statements.

MML Bay State Life Insurance Company

STATUTORY STATEMENTS OF CASH FLOWS


                                                                               Years Ended December 31,
                                                                          1998              1997             1996
                                                                         ------            ------           ------
                                                                                       (In Millions)
Operating activities:
  Net income (loss)                                                     $  (6.1)           $ (6.9)       $    2.0
  Addition to policyholders' reserves and funds,
   net of transfers to separate accounts                                   12.1              10.5             7.0
  Net realized capital loss                                                 0.2               0.1             0.1
  Change in receivable from separate accounts                             (27.2)            (25.6)          (21.2)
  Change in (payable) receivable to parent                                (10.9)             22.8            (0.2)
  Change in federal taxes (payable) receivable                             (8.1)              5.0            (1.0)
  Other changes                                                             1.8              (9.7)            1.5
                                                                        -------            ------        --------
  Net cash used in operating activities                                   (38.2)             (3.8)          (11.8)
                                                                        -------            ------        --------
Investing activities:
  Loans and purchases of investments                                      (15.5)            (20.1)          (35.9)
  Sales and maturities of investments and receipts
   from repayments of loans                                                17.4              20.4            28.7
                                                                        -------            ------        --------
     Net cash provided by (used in) investing activities                    1.9               0.3            (7.2)
                                                                        -------            ------        --------
Financing activities:
  Capital and surplus contribution                                         50.0                 -            25.5
                                                                        -------            ------        --------
  Net cash provided by financing activities                                50.0                 -            25.5
                                                                        -------            ------        --------
Increase (decrease) in cash and short-term investments                     13.7              (3.5)            6.5
Cash and short-term investments, beginning of year                          3.5               7.0             0.5
                                                                        -------            ------        --------
Cash and short-term investments, end of year                            $  17.2            $  3.5        $    7.0
                                                                        =======            ======        ========




                 See notes to statutory financial statements.

Notes To Statutory Financial Statements

   MML Bay State Life Insurance Company (the "Company") is a wholly-owned stock life subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company is primarily engaged in the sale of flexible and limited premium variable whole life insurance and variable annuities distributed through career agents and brokers. The Company is licensed to sell life insurance and annuities in the District of Columbia and 49 states (excluding New York).

1. SUMMARY OF ACCOUNTING PRACTICES

   The accompanying statutory financial statements have been prepared in conformity with the statutory accounting practices of the National Association of Insurance Commissioners ("NAIC") and the accounting practices prescribed or permitted by the Department of Insurance of the State of Connecticut, and prior to June 30, 1997, the Department of Insurance of the State of Missouri. On June 30, 1997, the Company redomesticated from the state of Missouri to the state of Connecticut which did not have any effect on the accounting practices being followed. These statutory financial statements are different in some respects from financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). The more significant differences are as follows: (a) acquisition costs, such as commissions and other costs directly related to acquiring new business, are charged to current operations as incurred, whereas under GAAP these expenses would be capitalized and recognized over the life of the policies; (b) policy reserves are based upon statutory mortality and interest requirements without consideration of withdrawals, whereas GAAP reserves would be based upon reasonably conservative estimates of mortality, morbidity, interest and withdrawals; (c) bonds are generally carried at amortized cost whereas GAAP generally requires they be reported at fair value; (d) deferred income taxes are not provided for book-tax timing differences as would be required by GAAP; and (e) payments received for universal life products and variable annuities are reported as premium revenue, whereas under GAAP, these payments would be recorded as deposits to policyholders' account balances.

   In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). Codification provides a comprehensive guide of statutory accounting principles for use by insurers in all states and is expected to become effective no later than January 1, 2001. The effect of adopting Codification shall be reported as an adjustment to surplus on the effective date. The Company is currently reviewing the impact of Codification; however, since the Department of Insurance of the State of Connecticut has not approved Codification, the ultimate impact cannot be determined at this time.

   The preparation of statutory financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the statutory financial statements. Management must also make estimates and assumptions that affect the amounts of revenues and expenses during the reporting period. Future events, including changes in the levels of mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in these statutory financial statements.

   Certain 1997 and 1996 amounts have been reclassified to conform with the current year presentation.

   The following is a description of the Company's principal accounting policies and practices.

A. Investments

   Bonds are valued in accordance with rules established by the NAIC. Generally, bonds are valued at amortized cost.

   Policy loans are carried at the outstanding loan balance less amounts unsecured by the cash surrender value of the policy.

   Short-term investments are stated at amortized cost, which approximates fair value.

   In compliance with regulatory requirements, the Company maintains an Asset Valuation Reserve ("AVR") and an Interest Maintenance Reserve ("IMR"). The AVR and other investment reserves stabilize surplus against declines in the value of bonds. The IMR captures after-tax realized capital gains and losses which result from changes in the overall level of interest rates for all types of fixed income investments and amortizes these capital gains and losses into income using the grouped method over the remaining life of the investment sold or over the life of the underlying asset. Net realized after tax capital losses of $0.1 million in 1998, 1997 and 1996 were charged to the IMR. Amortization of the IMR into net investment income amounted to $0.1 million in 1998, 1997 and 1996. The IMR is included in other liabilities on the Statutory Statement of Financial Position.

   Realized capital gains and losses, less taxes, not includable in the IMR, are recognized in net income. Realized capital gains and losses are determined using the specific identification method. Unrealized capital gains and losses are included in surplus.

B. Separate Accounts

   Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of variable annuity and variable life insurance policyholders. Assets, consisting of holdings in an open-ended series investment fund affiliated with MassMutual, bonds, common stocks, and short-term investments, are reported at fair value. The transfer due from separate accounts represent the policyholders' account values in excess of statutory benefit reserves. Premiums, benefits and expenses of the separate accounts are reported in the Statutory Statement of Income. The Company receives compensation for providing administrative services to the separate account and for assuming mortality and expense risks in connection with the policies. The Company had $4.0 million and $3.4 million of its assets invested in the separate account as of December 31, 1998 and 1997, respectively.

   Net transfers to separate accounts of $481.2 million, $479.4 million, and $356.1 million in 1998, 1997 and 1996, respectively, are included in the addition to policyholders' reserves and funds.

C. Policyholders' Reserves

   Policyholders' reserves for life insurance contracts were developed using accepted actuarial methods computed principally on the net level premium method and the Commissioners' Reserve Valuation Method using the 1958 and 1980 Commissioners' Standard Ordinary mortality tables with assumed interest rates ranging from 3.0 to 5.5 percent. Reserves for individual annuities are based on accepted actuarial methods, principally at interest rates ranging from 5.28 to 6.0 percent.

   The Company made certain changes in the valuation of policyholders' reserves which increased surplus by $2.6 million in 1998 and decreased surplus by $3.0 million in 1997.

D. Premium and Related Expense Recognition

   Life insurance premium revenue is recognized annually on the anniversary date of the policy. Annuity premium is recognized when received. Commissions and other costs related to issuance of new policies, maintenance and settlement costs, are charged to current operations when incurred.

E. Cash and Short-Term Investments

   For purposes of the Statutory Statement of Cash Flows, the Company considers all highly liquid short-term investments purchased with a maturity of twelve months or less to be short-term investments.

2. SHAREHOLDER'S EQUITY

   The Board of Directors of MassMutual has authorized the contribution of funds to the Company sufficient to meet the capital requirements of all states in which the Company is licensed to do business. Substantially all of the statutory shareholder's equity is subject to dividend restrictions relating to various state regulations, which limit the payment of dividends to the shareholder without prior approval. Under these regulations, $6.7 million of shareholder's equity is available for distribution to the shareholder in 1999 without prior regulatory approval.

   During 1998, MassMutual contributed additional paid-in capital of $50.0 million to the Company. Additionally, in 1996, MassMutual contributed additional paid-in capital of $25.0 million to the Company and purchased an additional 2,500 shares of common stock for $0.5 million.

3. RELATED PARTY TRANSACTIONS

   MassMutual and the Company have an agreement whereby MassMutual, for a fee, furnishes the Company, as required, operating facilities, human resources, computer software development and managerial services. Also, investment and administrative services are provided to the Company pursuant to a management services agreement with MassMutual. Fees incurred under the terms of these agreements were $47.8 million, $26.8 million and $16.4 million in 1998, 1997 and 1996, respectively.

   The Company has reinsurance agreements with MassMutual in which MassMutual assumed specific plans of insurance on a yearly renewal term basis. Premium income and policy benefits and payments are stated net of reinsurance. Premium income of $4.7 million, $5.1 million and $3.8 million was ceded to MassMutual in 1998, 1997 and 1996, respectively. Policyholder benefits of $2.2 million, $5.5 million and $3.1 million were ceded to MassMutual in 1998, 1997 and 1996, respectively.

   The Company entered into a stop-loss agreement with MassMutual on January 1, 1997 under which the Company cedes claims, which, in aggregate exceed 18% of the covered volume for any year, with maximum coverage of $25.0 million above the aggregate limit. For 1998 and 1997, the aggregate limit was $37.0 million and $15.4 million, respectively and it was not exceeded in any of the years. The Company paid approximately $0.9 million and $1.0 million in premiums to MassMutual under the agreement in 1998 and 1997, respectively.

4. FEDERAL INCOME TAXES

   The provision for federal income taxes is based upon the Company's estimate of its tax liability. No deferred tax effect is recognized for temporary differences that may exist between financial reporting and taxable income. Accordingly, the reporting of miscellaneous temporary differences, such as reserves and acquisition costs, resulted in effective tax rates which differ from the statutory tax rate.

   The Company plans to file its 1998 federal income tax return on a consolidated basis with its parent, MassMutual and MassMutual's other eligible life and non-life affiliates. MassMutual and its eligible life affiliates and its non-life affiliates are subject to a written tax allocation agreement which allocates the group's tax liability for payment purposes. Generally, the agreement provides that affiliates shall be compensated for the use of their losses and credits by other affiliates.

   The Internal Revenue Service has completed examining MassMutual's consolidated income tax returns through the year 1992 and is currently examining the years 1993 and 1994. The Company believes any adjustments resulting from such examinations will not materially affect its statutory financial statements.

   Federal tax payments were $20.2 million in 1998, $10.9 million in 1997 and $12.8 million in 1996.

5.   INVESTMENTS

     The Company maintains a diversified investment portfolio. Investment policies limit concentration in an asset class, geographic region, industry group, economic characteristic, investment quality or individual investment.

 A.  Bonds

     The carrying value and estimated fair value of bonds are as follows:


                                                                   December 31, 1998
                                                                   -----------------
                                                                   Gross             Gross            Estimated
                                               Carrying         Unrealized        Unrealized             Fair
                                                Value              Gains             Losses             Value
                                               ---------        ----------        -----------        ----------
                                                                        (In Millions)
     U. S. Treasury securities                 $ 5.6              $0.1                 $  -              $ 5.7
      and obligations of U. S.
      government corporations
      and agencies
     Mortgage-backed securities                  4.6               0.1                    -                4.7
     Corporate debt securities                  17.9               0.6                   0.1              18.4
     Utilities                                   0.5                 -                    -                0.5
                                               -----              ----                  ----             -----
      TOTAL                                    $28.6              $0.8                  $0.1             $29.3
                                               =====              ====                  ====             =====

                                                                   December 31, 1997
                                                                   -----------------
                                                                   Gross             Gross            Estimated
                                               Carrying         Unrealized        Unrealized             Fair
                                                Value              Gains             Losses             Value
                                               ---------        ----------        -----------        ----------
                                                                        (In Millions)

     U. S. Treasury securities                 $ 7.6              $0.1                $   -             $ 7.7
      and obligations of U. S.
      government corporations
      and agencies
     Mortgage-backed securities                  6.5               0.1                    -               6.6
     Corporate debt securities                  23.9               0.4                    -              24.3
     Utilities                                   0.5                 -                    -               0.5
                                               -----              ----                  ----            -----
      TOTAL                                    $38.5              $0.6                $   -             $39.1
                                               =====              ====                  ====            =====

     The carrying value and estimated fair value of bonds at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

                                                                                                       Estimated
                                                                        Carrying                         Fair
                                                                         Value                           Value
                                                                        ---------                      ---------
                                                                                     (In Millions)
           Due in one year or less                                       $ 1.8                           $ 1.8
           Due after one year through five years                          13.6                            13.9
           Due after five years through ten years                          6.4                             6.6
           Due after ten years                                             1.5                             1.5
                                                                         -----                           -----
                                                                          23.3                            23.8
           Mortgage-backed securities, including
           securities guaranteed by the
           U.S. Government                                                 5.3                             5.5
                                                                         -----                           -----
            TOTAL                                                        $28.6                           $29.3
                                                                         =====                           =====

     Proceeds from sales and maturities of investments in bonds were $17.4 million during 1998, $20.4 million during 1997 and $28.7 million during 1996. Gross capital gains of $0.1 million in 1998, 1997 and 1996 and gross capital losses of $0.1 million in 1998, 1997, and 1996 were realized on those sales, portions of which were included in the IMR. The estimated fair value of non-publicly traded bonds is determined by the Company using a pricing matrix and quoted market prices for publicly traded bonds.

 B.  Other

     Policy loans are recorded at cost as it is not practicable to determine the fair value since they do not have a stated maturity.

6.   BUSINESS RISKS AND CONTINGENCIES

     Approximately 45% and 49% of the Company's premium revenue in 1998 and 1997, respectively, was derived from three customers and approximately 52% of the Company's premium revenue in 1996 was derived from two customers.

     The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. The Company believes such assessments in excess of amounts accrued will not materially affect its financial position, results of operations or liquidity.

     The Company is involved in litigation arising in and out of the normal course of its business. Management intends to defend these actions vigorously. While the outcome of litigation cannot be foreseen with certainty, it is the opinion of management, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect its financial position, results of operations or liquidity.

7.   AFFILIATED COMPANIES

     The relationship of the Company, its parent and affiliated companies as of December 31, 1998 is illustrated below. Subsidiaries are wholly-owned by the parent, except as noted.

    Parent
    ------
    Massachusetts Mutual Life Insurance Company

    Subsidiaries of Massachusetts Mutual Life Insurance Company
    -----------------------------------------------------------
    CM Assurance Company
    CM Benefit Insurance Company
    C.M. Life Insurance Company
    MassMutual Holding Company
    MassMutual of Ireland, Limited
    MML Bay State Life Insurance Company
    MML Distributors, LLC
    MassMutual Mortgage Finance, LLC

         Subsidiaries of MassMutual Holding Company
         ------------------------------------------
         GR Phelps & Co., Inc.
         MassMutual Holding Trust I
         MassMutual Holding Trust II
         MassMutual Holding MSC, Inc.
         MassMutual International, Inc.
         MML Investor Services, Inc.

         Subsidiaries of MassMutual Holding Trust I
         ------------------------------------------
         Antares Capital Corporation - 99.4%
         Charter Oak Capital Management, Inc. - 80.0%
         Cornerstone Real Estate Advisors, Inc.
         DLB Acquisition Corporation - 85.8%
         Oppenheimer Acquisition Corporation - 89.36%

         Subsidiaries of MassMutual Holding Trust II
         -------------------------------------------
         CM Advantage, Inc.
         CM International, Inc.
         CM Property Management, Inc.
         HYP Management, Inc.
         MMHC Investments, Inc.
         MML Realty Management
         Urban Properties, Inc.
         MassMutual Benefits Management, Inc.

         Subsidiaries of MassMutual International, Inc.
         ----------------------------------------------
         Compensa de Seguros de Vida S.A. - 33.5%
         MassLife Seguros de Vida (Argentina) S. A.
         MassMutual International (Bermuda) Ltd.
         Mass Seguros de Vida (Chile) S. A. - 33.5%
         MassMutual International (Luxembourg) S. A.

         MassMutual Holding MSC, Inc.
         ----------------------------
         MassMutual Corporate Value Limited - 40.93%
         9048 - 5434 Quebec, Inc.
         1279342 Ontario Limited

    Affiliates of Massachusetts Mutual Life Insurance Company
    ---------------------------------------------------------
    MML Series Investment Fund
    MassMutual Institutional Funds
    Oppenheimer Value Stock Fund

PART II.  INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution
          -------------------------------------------

   Not applicable.

Item 15.  Indemnification of Directors and Officers
          -----------------------------------------

MML Bay State directors and officers are indemnified under its by-laws. MML Bay State indemnifies each person who was or is a party to any threatened, pending or completed action, suit or to any liability to any entity which is registered as an investment company under the Investment Company Act of 1940 or to the security holders thereof provided that:

   (a) Such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation;

   (b) With respect to any criminal action or proceeding, such person had no reasonable cause to believe their conduct was unlawful;

   (c) Unless ordered by a court, indemnification shall be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances set forth in subparagraphs (a) and (b) above, such determination to be made (i) by the Board of Directors of the MML Bay State by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the corporation.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MML Bay State pursuant to the foregoing provisions, or otherwise, MML Bay State has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MML Bay State of expenses incurred or paid by a director, officer or controlling person of MML Bay State in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MML Bay State will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Item 16.  Exhibits
          --------

Exhibit Number  Description                               Method of Filing
--------------  -----------                               ----------------

       (1)(a)   Form of Underwriting Agreement with
                MML Investors Services, Inc.                  *

       (1)(b)   Form of Underwriting Agreement with
                MML Distributors, LLC                         **

       4        Form of Individual Annuity Contract           ***

       5        Opinion re legality                       Filed herewith

       23(i)       Consent of Independent Accountants,        Filed herewith
                   PricewaterhouseCoopers LLP

       24(a)       Powers of Attorney for:                    ***
                   Lawrence V. Burkett, Jr.
                   John B. Davies
                   Stuart H. Reese
                   Isadore Jermyn

       24(b)       Powers of Attorney for:                    Filed herewith
                   Edward M. Kline
                   John Miller, Jr.
                   James Miller

       27          Financial Data Schedule                    Filed herewith

  *Incorporated by reference to Post-Effective Amendment No. 2 to Registration
   Statement File No. 33-79750.

 **Incorporated by reference to Post-Effective Amendment No. 3 to Registration
   Statement File No. 33-79750.

***Incorporated by reference to Post-Effective Amendment No. 4 to Registration
   Statement File No. 33-79750.

Item 17.  Undertakings
          ------------

       (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including (but not limited to) any addition or deletion of a managing underwriter;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Post-Effective Amendment No. 5 to Registration Statement No. 33-79750 to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 22(nd) day of March, 1999.

       MML BAY STATE LIFE INSURANCE COMPANY
       (Registrant)

       By: /s/ Lawrence V. Burkett, Jr.*
           -----------------------------
           Lawrence V. Burkett, Jr., Director, President and Chief Executive Officer
           MML Bay State Life Insurance Company

/s/ Richard M. Howe         On March 22, 1999, as Attorney-in-Fact pursuant to
-------------------
*Richard M. Howe            powers of attorney.

     As required by the Securities Act of 1933, this Post-Effective Amendment No. 5 to Registration Statement No. 33-79750 has been signed by the following persons in the capacities and on the dates indicated.


    Signature                    Title                                       Date
    ---------                    -----                                       ----
/s/ Lawrence V. Burkett, Jr.*    Director, President and Chief               March 22, 1999
-----------------------------
Lawrence V. Burkett, Jr.         Executive Officer

/s/ Edward M. Kline*             Vice President and Treasurer                March 22, 1999
--------------------
Edward M. Kline                  (Principal Financial Officer)

/s/ John M. Miller, Jr.*         Vice President and Comptroller              March 22, 1999
------------------------
John M. Miller Jr.               (Principal Accounting Officer)

/s/ John B. Davies*              Director                                    March 22, 1999
-------------------
John B. Davies

/s/ Stuart H. Reese*             Director                                    March 22, 1999
--------------------
Stuart H. Reese.

/s/ Isadore Jermyn*              Director                                    March 22, 1999
-------------------
Isadore Jermyn

/s/ James Miller*                Director                                    March 22, 1999
-----------------
James Miller

/s/ Richard M. Howe              On March 22, 1999, as Attorney-in-Fact pursuant to
-------------------
*Richard M. Howe                 powers of attorney.

                               LIST OF EXHIBITS

Exhibit 5           Opinion re legality

Exhibit 23(i)       Consent of Independent Accountants

Exhibit 24(b)       Powers of Attorney

Exhibit 27          Financial Data Schedule